MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

March 11, 2025

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Filings of Prospectuses, Form N-CSRs, and Form N-CENs for MFS Series Trust I (File Nos. 33-7638; 811-04777), MFS Series Trust VI (File Nos. 33-34502; 811-06102), MFS Series Trust VII (File Nos. 2-68918; 811-03090), MFS Series Trust VIII (File Nos. 33-37972; 811-05262), MFS Series Trust IX (File Nos. 2-50409; 811-02464), MFS Series Trust X (File Nos. 33-1657; 811-04492), MFS Series Trust XV (File Nos. 2-96738; 811-04253), and MFS Municipal Series Trust (File Nos. 2-92915; 811-04096) (each, a "Registrant" and collectively, the “Registrants”)

Ladies and Gentlemen:

 With respect to your review of the above-referenced filings of the Registrants, this letter sets forth our responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "SEC") received during a conference call on February 10, 2025.

1. Comment: Instruction 3 to Item 27A(a) of Form N-1A instructs registrants not to include information in annual or semiannual shareholder reports other than the disclosure that is required by Item 27A and its Instructions or as allowed by other rules, such as Rule 8b-20 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain how the inclusion of disclosure in the annual and semiannual shareholder reports for certain funds addressing the effects of management fee waivers and litigation settlements on a Registrant’s performance and certain trademark disclaimers relating to a Registrant’s benchmark are consistent with this requirement.

 Response: Instruction 3 to Item 27A(a) of Form N-1A provides that a registrant may include additional information in the registrant’s annual or semi-annual shareholder report if inclusion of such information is consistent with Rule 8b-20 under the 1940 Act. Rule 8b-20 states that “in addition to the information expressly required to be included in a registration statement or report, there shall be added such further

Securities and Exchange Commission

March 11, 2025

  material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” The adopting release for the tailored shareholder report addresses this flexibility further in discussing final amendments to Form N-1A stating that “…if a fund’s particular circumstances may cause the required disclosures to be misleading, the final rules will allow a fund to add information to the report that is necessary to make the required disclosure items not misleading.” 1

  Each Registrant’s response to Item 27A(d)(2) of Form N-1A includes “Notes to Fund Performance” indicating that the Registrant’s performance results reflect the impact of any applicable expense subsidies or waivers and any litigation settlements received by the Registrant during the relevant performance period. Each performance note further indicates that the Registrant’s performance would have been lower without such expense subsidies and waivers or payment of litigation proceeds. The application of expense subsidies and waivers and the receipt of litigation proceeds can materially impact a Registrant’s performance results during the period received and we believe that failing to notify shareholders of this impact could potentially mislead such shareholders regarding the factors contributing to the return on their investment and, therefore, may be material to a shareholder’s decision to continue investing in the Registrant. As such, we believe that the inclusion of both statements included in the “Notes to Fund Performance” is consistent with Instruction 3 to Item 27A(a) of Form N-1A and Rule 8b-20 of the 1940 Act and, therefore, we respectfully decline to amend the applicable disclosure.

  The trademark disclaimers relating to any indices referenced in each Registrant’s annual shareholder report will be removed going forward.

1 Tailored Shareholder Report for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Rel. No. 34731, 87 FR 72758 (November 25, 2022) (the “TSR Adopting Release”).

Securities and Exchange Commission

March 11, 2025

2. Comment: For any Registrants that depict portfolio holdings according to credit quality in response to Item 27A(f) of Form N-1A, please include a statement describing how credit quality is determined.

Response: For the Registrants that depict portfolio holdings information according to the credit quality of such holdings as permitted under Item 27A(f) of Form N-1A, we include a breakdown of such holdings by credit quality in a table labeled “Composition including fixed income credit quality.”

 For relevant fixed income funds and multi-asset funds, we include the following footnote below the “Composition including fixed income credit quality” table that explains how the credit ratings were determined:

 “Ratings are assigned using Moody’s, Fitch, and Standard & Poor’s and applying a hierarchy: If all 3 agencies rate a security, the middle rating is assigned; if 2 agencies rate a security, the lower rating is assigned. If none of the 3 agencies rate a security, we use DBRS Morningstar. If none of the 4 agencies rate a security, we use Kroll Bond Rating Agency. Ratings are shown in the S&P and Fitch scale (e.g., AAA). All ratings are subject to change.”

 For relevant money market funds we include a similar footnote below the “Composition including fixed income credit quality” table describing how the ratings were determined for these types of funds:

 “Ratings are assigned to portfolio securities utilizing ratings from Moody’s, Fitch, and Standard & Poor’s rating agencies and applying the following hierarchy: If all three agencies provide a rating, the middle rating (after dropping the highest and lowest ratings) is assigned; if two of the three agencies rate a security, the lower of the two is assigned. Ratings are shown in the S&P scale. All ratings are subject to change. The fund did not hold unrated securities. The fund is not rated by these agencies.”

 We believe the above disclosure for the relevant Registrants addresses the requirements of Item 27A(f) of Form N-1A and, therefore, we respectfully decline to amend the applicable disclosure describing how credit quality is determined for these Registrants.

Securities and Exchange Commission

March 11, 2025

3.A. Comment: For Registrants with Class C shares, the graph depicting the growth of a hypothetical $10,000 investment over a ten-year period in response to Item 27A(d) of Form N-1A includes a statement that the “graph includes the deduction of the maximum applicable sales charge, if any.” Please explain how this graph incorporates the contingent deferred sales charge (“CDSC”) applicable to Class C shares which expires one year after the purchase of such shares.

Response: For Registrants with Class C shares, the graph depicting the growth of a hypothetical investment over a ten-year period required by Item 27A(d) of Form N-1A does not incorporate the CDSC applicable to such Class C shares. Instruction 2 of Item 27A(d) states that funds with CDSCs should apply the maximum CDSC deduction for a complete redemption on the last business day of the reporting period of the graph (i.e., after a ten-year period). Each Registrant’s Class C shares apply a CDSC that expires for shares that are held for longer than a one-year period and, therefore, would not be applied to a complete redemption occurring after a ten-year period. As such, we believe it is appropriate not to deduct the CDSC applicable for Class C shares from the graph depicting the growth of a hypothetical investment over a ten-year period. To enhance the clarity of each Registrant’s annual shareholder report, the statement that the “graph includes the deduction of the maximum applicable sales charge, if any” will be removed from all annual shareholder reports going forward for classes of shares that do not incorporate a CDSC or other sales charge in the hypothetical investment graph.

3.B. Comment: For Registrants with Class B shares, the graph depicting the growth of a hypothetical $10,000 investment over a ten-year period in response to Item 27A(d) of Form N-1A includes a statement that the “graph includes the deduction of the maximum applicable sales charge, if any.” Please explain how this graph incorporates the CDSC applicable to Class B shares which expires six years after the purchase of such shares.

Response: For Registrants with Class B shares, the graph depicting the growth of a hypothetical investment over a ten-year period required by Item 27A(d) of Form N-1A does not incorporate the CDSC applicable to such Class B shares. Instruction 2 of Item 27A(d) states that funds with CDSCs should apply the maximum CDSC deduction for a complete redemption on the last business day of the reporting period of the graph (i.e., after a ten-year period). Each Registrant’s Class B

Securities and Exchange Commission

March 11, 2025

shares apply a CDSC that expires for shares that are held for longer than a six-year period and, therefore, would not be applied to a complete redemption occurring after a ten-year period. As such, we believe it is appropriate not to deduct the CDSC applicable for Class B shares from the graph depicting the growth of a hypothetical investment over a ten-year period. To enhance the clarity of each Registrant’s annual shareholder report, the statement that the “graph includes the deduction of the maximum applicable sales charge, if any” will be removed from all annual shareholder reports going forward for classes of shares that do not incorporate a CDSC or other sales charge in the hypothetical investment graph.

4. Comment: Please explain how each Registrant’s response to Item 10 of Form N-CSR meets the requirements to disclose aggregate remuneration paid to directors, officers, and certain affiliates of such officers and directors of the Registrant during the period covered in the report. Additionally, if remuneration paid by each Registrant in response to Item 10 of Form N-CSR is disclosed under Item 7 of Form N-CSR, for future filings, please clearly distinguish the disclosure of such information by incorporating an appropriate header or table of contents with hyperlinks conveying the information to shareholders.

Response: Item 10 of Form N-CSR requires that a registrant disclose aggregate remuneration paid by the registrant during the period covered by the report to the registrant’s directors, officers, and affiliated persons of such directors and officers. Item 10 additionally recognizes that such reporting may be provided in a registrant’s financial statements included in response to Item 7 of Form N-CSR and, in such instances, would not need to be provided in a registrant’s response to Item 10.

 Each of the Registrants have elected to provide the aggregate remuneration information required by Item 10 as part of the financial statements included in each Registrant’s response to Item 7. Item 10 of each Registrant’s Form N-CSR additionally includes the following statement directing shareholders to the Registrant’s Item 7 response for the relevant remuneration information: “this information is disclosed as part of the financial statements included in Item 7 above for [registrant’s name].” We believe the above approach is consistent with the requirements of Item 10. We will, however, include a header or other indicator to further highlight the disclosure of the aggregate remuneration information in Item 7 going forward.

Securities and Exchange Commission

March 11, 2025

5. Comment: For MFS Commodity Strategy Fund, a series of MFS Series Trust XV, please explain how the Registrant determined that the Fund’s benchmark index, the Bloomberg Commodity Index, satisfies the definition of an appropriate broad-based securities market index under Instruction 6 to Item 27A(d)(2) of Form N-1A.

Response: We believe that the Bloomberg Commodity Index (the “Index”) qualifies as an appropriate broad-based index for MFS Commodity Strategy Fund. In making this determination, we considered the unique characteristics of the Fund, including the Fund’s investment strategy, which seeks to provide exposure to broad commodities markets primarily through investing in commodity-linked derivatives. Additionally, we considered relevant guidance included in the TSR Adopting Release which provides that the revised definition of appropriate broad-based securities market index is designed to ensure that a fund’s broad-based index is one that reasonably represents the “overall applicable market” and states that “funds that do not invest within a single overall debt or equity market could select an index that shares other economic characteristics with the fund, such as an index that has similar volatility to the fund.” The TSR Adopting Release further states that “an “appropriate” broad-based securities market index that a fund selects may include components that do not directly overlap with the fund’s investments, if the index’s components share similar economic characteristics to the fund’s investments such that they provide an appropriate point of comparison.” The Index is designed to be a highly liquid and diversified benchmark for commodity investments reflecting the overall applicable market in which the Fund invests, and we believe the Index serves as an appropriate point of comparison by providing broad-based exposure to commodities with no single commodity or sector dominating the Index.

 We also considered the Staff’s response to the frequently asked questions related to the TSR Adopting Release discussing appropriate indexes for funds with strategies focusing on asset classes with distinguishable attributes from broad equity and debt markets. Specifically, the Staff states, in the context of a fund with a municipal bond focused strategy, that the national municipal securities market may be understood as a standalone overall market and, therefore, municipal bond funds may consider an index representing the national municipal securities market “broad-based” for purposes of Form N-1A. We believe that, similar to municipal securities markets,

Securities and Exchange Commission

March 11, 2025

commodities markets represent a distinct market with risk and return attributes that are distinguishable from broad equity and debt markets and, therefore, it is appropriate for a fund with a commodity-focused strategy to use an index, such as the Index, that represents the overall commodities markets as its broad-based index.

6. Comment: Please explain why the performance table included in response to Item 27A(d) of Form N-1A includes a statement that the one-year without sales charge return would have been higher if it included adjustments made for financial reporting purposes in accordance with U.S. generally accepted accounting principles for Class R6 shares for certain funds but not for other classes of shares of such funds. For example, the annual shareholder report for Class R6 shares for the MFS Low Volatility Global Equity Fund, a series of MFS Series Trust I, discloses 1-year performance of 24.08% and includes a footnote stating “if the 1-year without sales charge return included adjustments made for financial reporting purposes in accordance with U.S. generally accepted accounting principles, the return would be 24.15%.”

Response: In each Registrant’s annual shareholder report, the performance table included in response to Item 27A(d) of Form N-1A reflects total return calculations based on the net asset value (“NAV”) that a shareholder would have paid on the last trading day of the Registrant’s fiscal year end and does not reflect any NAV adjustments made in accordance with U.S. generally accepted accounting principles (“GAAP Adjustments”) after the last trading day of the Registrant’s fiscal year end. The total return calculations included in the Financial Highlights in each Registrant’s prospectus in response to Item 13 of Form N-1A reflect the impact of any applicable GAAP Adjustments made to a Registrant’s NAV. In instances, such as the MFS Low Volatility Global Equity Fund’s annual shareholder report for Class R6 shares, where the inclusion of GAAP Adjustments caused the total return for a class of shares reflected in the Financial Highlights to deviate from the corresponding total return information included in the performance table in the annual shareholder report, we have elected to include a note to the performance table highlighting this impact to shareholders. For the reasons we discussed in our response to the Staff’s first comment above, we believe that not including a note explaining the reason(s) for a difference between the total return information included in a Registrant’s annual shareholder report and

Securities and Exchange Commission

March 11, 2025

  Financial Highlights included in a Registrant’s prospectus could be misleading to shareholders.

7. Comment: The Staff noted that for MFS Emerging Markets Equity Research Fund, a series of MFS Series Trust VII, and MFS Intrinsic Value Fund, a series of MFS Series Trust VII, the net expense ratio for each class of shares included in the fee table disclosure in each Fund’s prospectus in response to Item 3 of Form N-1A does not match the net expense ratio for the corresponding class of shares included in the Financial Highlights included in each Fund’s prospectus in response to Item 13 of Form N-1A and there is no footnote stating that the amounts have been restated. Please explain what accounts for this difference and please reconcile the net expense ratios by supplementing the relevant prospectus, if applicable.

Response: The Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements included in each Fund’s fee table in response to Item 3 of Form N-1A reflects any contractual management fee reductions and contractual expense reimbursements in effect for each Fund’s classes of shares as of the effective date of the Fund’s prospectus. The Expenses after expense reductions disclosed in the Financial Highlights included in each Fund’s prospectus in response to Item 13 of Form N-1A for each Fund’s classes of shares reflect both contractual management fee reductions and any voluntary fee reductions and reimbursements experienced by a particular class of shares during the relevant fiscal year. For the fiscal year ended July 31, 2024, each Fund’s Class A, C, I, R1, R2, R3, and R4 shares received a one-time voluntary expense reimbursement resulting from lower than anticipated sub-accounting fees paid by these classes of shares. This one-time voluntary expense reimbursement accounts for the difference between the net expense ratio disclosed in each Fund’s fee table and the net expense ratio disclosed in each Fund’s Financial Highlights for the relevant class of shares. Each Fund’s Class R6 shares do not pay sub-accounting expenses and, therefore, a voluntary reimbursement was not paid to each Fund’s Class R6 shares. We believe the above approach to disclosing voluntary expense reimbursements does not contradict any Item or Instruction included in Form N-1A, however in order to enhance the clarity of our disclosure, we will include a footnote to the Expenses after expense reductions in a Fund’s Financial Highlights providing details of any voluntary (i.e., non-contractual) expense reimbursements going forward.

Securities and Exchange Commission

March 11, 2025

8. Comment: Please explain why several series of MFS Series Trust X were included within the series and class information in EDGAR for the July 31, 2024 Form N-CSR filing that was posted to EDGAR for the MFS Emerging Market Debt Fund, a series of MFS Series Trust X.

Response: The series and class information for the series of MFS Series Trust X, other than for the MFS Emerging Market Debt Fund, was inadvertently included on the facing sheet that accompanies the Form N-CSR filing for the MFS Emerging Market Debt Fund. We have implemented additional internal review controls to prevent reoccurrence of this error.

9.A. Comment: Please explain why the independent public accountant’s report on internal control (“internal control report”) for the MFS Global Growth Fund, a series of MFS Series Trust VIII, from the Fund’s auditor, Deloitte & Touche LLP, was not attached to the Form N-CEN filed on January 14, 2025, and please file an amended Form N-CEN, as applicable.

Response: The internal control report was not attached in error. On February 20th 2025, we filed an amended Form N-CEN for the MFS Global Growth Fund including the internal control report.

9.B. Comment: Please confirm whether the internal control report for the MFS Commodity Strategy Fund, a series of MFS Series Trust XV, from the Fund’s auditor, Deloitte & Touche LLP, and attached to the Form N-CEN filed on January 14, 2025, should reference that the Fund’s financial statements are consolidated with the MFS Commodity Strategy Portfolio and file an amended Form N-CEN, as applicable.

Securities and Exchange Commission

March 11, 2025

Response: The Commodity Strategy Fund’s auditor, Deloitte & Touche LLP, has confirmed that the internal control report will be updated to reference the Fund’s consolidated financial statements going forward.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON

William B. Wilson

Assistant Vice President and Senior Counsel

MFS Investment Management